SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
92407M206
 (CUSIP Number)
Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

December 23, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92407M206	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 8,112,182
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 8,112,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,112,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.82%*
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

SCHEDULE 13D
CUSIP No. 92407M206	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 8,112,182
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 8,112,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,112,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.82%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

SCHEDULE 13D
CUSIP No. 92407M206	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 4,543,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 4,543,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

SCHEDULE 13D
CUSIP No. 92407M206	Page 5 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

SCHEDULE 13D
CUSIP No. 92407M206	Page 6 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

SCHEDULE 13D
CUSIP No. 92407M206	Page 7 of 12 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 972,222
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 972,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Calculated based on a total of 43,110,014 shares of common stock outstanding as of December 18, 2014, according to information furnished by Vermillion, Inc. on December 23, 2014.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013 and Amendment No. 2, filed on December 23, 2013 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

The Reporting Persons are filing this Amendment to report the recent purchase of additional shares of Common Stock of the Company by Oracle Institutional Partners in a private placement.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)            This Schedule 13D is being filed on behalf of the Reporting Persons: Oracle Partners, Oracle Ten Fund, Oracle Institutional Partners, Oracle Associates, Investment Manager and Larry N. Feinberg.

The Reporting Persons are filing jointly and the Amended Joint Filing Agreement among the Reporting Persons to file this Amendment to the Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 5.

(b)            The address of the principal office of the Reporting Persons is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830. Ms. Aileen Wiate is the chief financial officer of the Investment Manager.  Ms. Wiate’s business address is c/o Oracle Investment Management, Inc., 200 Greenwich Avenue, Greenwich, Connecticut 06830.  There are no other members of Oracle Associates or executive officers or directors of the Investment Manager.

(c)          The principal business of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners is to invest in securities. The principal business of Oracle Associates is to act as general partner to, and exercise investment discretion over securities held by, Oracle Partners, Oracle Institutional Partners and certain other entities.  The principal business of the Investment Manager is to exercise investment discretion over Oracle Ten Fund and certain other entities.  The principal business of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.  Ms. Wiate’s principal occupation is to act as chief financial officer to the Investment Manager.

(d)            None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, nor, to their knowledge, has Ms. Wiate, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of Oracle Partners, Oracle Institutional Partners, Oracle Associates and Investment Manager is organized under the laws of Delaware.  Oracle Ten Fund is organized under the laws of the Cayman Islands.  Mr. Feinberg is a citizen of the United States of America. Ms. Wiate is a citizen of the United States of America.

Item 3.  Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

The aggregate purchase price for the additional 972,222 shares of Common Stock acquired by Oracle Institutional Partners was $1,399,999.68.  In connection with this purchase of Common Stock, Oracle Institutional Partners also acquired a warrant (the “OIP Warrant”) to purchase 583,333 shares of Common Stock at an exercise price of $2.00 per share of Common Stock for an aggregate purchase price of $72,916.63 ($0.125 per share of Common Stock subject to the OIP Warrant).  The OIP Warrant is not exercisable until the date that is six months following the date of issuance and thus the Common Stock underlying such OIP Warrant is not currently deemed beneficially owned by the Reporting Persons.

All of the funds required to acquire the additional shares of Common Stock and the OIP Warrant were furnished from the working capital of Oracle Institutional Partners.

Item 4.  Interest in Securities of the Issuer.

The first sentence of the first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisition by Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners of the Common Stock, the Warrants and the OIP Warrant was effected because of the belief of the Reporting Persons that the Common Stock represented, and continues to represent, an attractive investment.

The following is hereby inserted immediately preceding the paragraph with the heading “Purchase Agreement” in Item 4 of the Schedule 13D:

On December 19, 2014, Oracle Institutional Partners entered into a Securities Purchase Agreement (the “OIP Purchase Agreement”) with the Company and other purchasers named therein.  Pursuant to the terms of the OIP Purchase Agreement, on December 23, 2014, the date of the closing, (i) Oracle Institutional Partners purchased 972,222 shares of Common Stock for an aggregate purchase price of $1,399,999.68 and (ii) Oracle Institutional Partners acquired the OIP Warrant for an aggregate purchase price of $72,916.63 to purchase 583,333 shares of Common Stock.

The following summaries of the OIP Purchase Agreement and the OIP Warrant are not intended to be complete.  The OIP Purchase Agreement and the OIP Warrant, copies of which are attached hereto as Exhibit 6 and Exhibit 7 respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto.  This Amendment does not purport to amend, qualify or in any way modify such agreements.

The following is hereby inserted immediately preceding the paragraph with the heading “Additional Disclosure” in Item 4 of the Schedule 13D:

OIP Purchase Agreement

Pursuant to the OIP Purchase Agreement, and the transactions contemplated thereby, on December 23, 2014, the Company sold pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, to the purchasers named in the OIP Purchase Agreement, including Oracle Institutional Partners, an aggregate of 6,944,445 shares of Common Stock at a price per share equal to $1.44 and warrants to purchase an aggregate of 4,166,662 shares of Common Stock for a price of $0.125 per share of Common Stock subject to such warrants with an exercise price of $2.00 per share.

The OIP Purchase Agreement provides for demand registration rights for Oracle Institutional Partners, among others, that will require the Company to register their shares of Common Stock, including those underlying the OIP Warrant, with the Securities Exchange Commission and permit Oracle Institutional Partners to sell such registered shares of Common Stock to the public, subject to specified conditions therein.  The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties.

OIP Warrant

Pursuant to the OIP Warrant, issued on December 23, 2014, Oracle Institutional Partners has a right to purchase 583,333 shares of Common Stock at an exercise price per share equal to $2.00.  The warrants are exercisable commencing on the date that is six months following the date of issuance until the date that is three years after the date of issuance. The exercise price and number of shares of Common Stock subject to the OIP Warrant are subject to adjustment from time to time in accordance with the terms set forth therein.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)            As of December 23, 2014, Oracle Partners may be deemed to beneficially own 4,543,980 shares of Common Stock, representing 10.54% of the outstanding shares of Common Stock (based on 43,110,014 shares of Common Stock outstanding as of December 18, 2014 as reported by the Company to representatives of the Reporting Persons).  As of December 23, 2014, Oracle Institutional Partners may be deemed to beneficially own 972,222 shares of Common Stock, representing 2.26% of the outstanding shares of Common Stock (based on 43,110,014 shares of Common Stock outstanding as of December 18, 2014 as reported by the Company to representatives of the Reporting Persons). As of December 23, 2014, Oracle Ten Fund and Investment Manager, due to its relationship with Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock, representing 6.02% of the outstanding shares of Common Stock (based on 43,110,014 shares of Common Stock outstanding as of December 18, 2014 as reported by the Company to representatives of the Reporting Persons).  As of December 23, 2014, Oracle Associates, due to its relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 8,112,182 shares of Common Stock, representing 18.82% of the outstanding shares of Common Stock (based on 43,110,014 shares of Common Stock outstanding as of December 18, 2014 as reported by the Company to representatives of the Reporting Persons).  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)            Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c)            As set forth above, pursuant to the OIP Purchase Agreement, on December 23, 2014, (i) Oracle Institutional Partners purchased 972,222 shares of Common Stock for an aggregate purchase price of $1,399,999.68 and (ii) Oracle Institutional Partners acquired the OIP Warrant for an aggregate purchase price of $72,916.63 to purchase 583,333 shares of Common Stock. The OIP Warrant is not exercisable until the date that is six months following the date of issuance and thus the Common Stock underlying such OIP Warrant is not currently deemed beneficially owned by the Reporting Persons.

(d)            Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by inserting the following at the end thereof:

On December 24, 2014, the Reporting Persons entered into an Amended Joint Filing Agreement with respect to the joint filing of this Amendment to the Schedule 13D and any subsequent amendment or amendments hereto (the “Amended Joint Filing Agreement”).  The Amended Joint Filing Agreement is attached hereto as Exhibit 5 and incorporated by reference.

As also described in Item 4 hereto, (i) Oracle Institutional Partners, the other purchasers named therein and the Company have entered into the OIP Purchase Agreement and (ii) Oracle Institutional Partners acquired the OIP Warrant.  The information set forth in Item 4 with respect to the OIP Purchase Agreement and the OIP Warrant is incorporated into this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits.
Item 7 is hereby amended by inserting the following at the end thereof:
Exhibit 5.
Amended Joint Filing Agreement, dated as of December 24, 2014, by and among Oracle Partners, L.P., Oracle Ten Fund Master, LP, Oracle Institutional Partners, L.P., Oracle Associates, LLC, Oracle Investment Management, Inc. and Larry N. Feinberg.

Exhibit 6.
Securities Purchase Agreement, dated as of December 19, 2014, by and among the Company, Oracle Institutional Partners, L.P. and the other purchasers named therein (incorporated by reference to Exhibit 99.1 to Vermillion, Inc.’s Current Report on Form 8-K, filed on December 24, 2014).

Exhibit 7.	Warrant as to the purchase by Oracle Institutional Partners, L.P. of shares of Common Stock of the Company, dated as of December 23, 2014.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 24, 2014	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 24, 2014	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 24, 2014	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 24, 2014	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: December 24, 2014	LARRY N. FEINBERG By: /s/ Larry N. Feinberg